LAURENE E. MACELWEE
Vice President
Fund Advisor Compliance
Office: (949) 219-3233
Fax: (949) 719-0804
Email: Laurene.MacElwee@PacificLife.com
VIA EDGAR
June 29, 2011
Mr. Dominic Minore
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Pacific Life Funds File Nos. 333-61366, 811-10385
Dear Mr. Minore:
          This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC”) staff on June 1, 2011, concerning post effective amendment No. 66 (“PEA No. 66”) to the Pacific Life Funds (the “Trust”) registration statement on Form N-1A (the “Prospectus” and Statement of Additional Information “SAI”), which was filed on April 5, 2011 with the U.S. Securities and Exchange Commission (the “SEC”), in reliance on Rule 485(a) under the Securities Act of 1933. Set forth in the numbered paragraphs below are the staff’s comments followed by the Trust’s response.
PL Floating Rate Income Fund (the “Fund”):
1.	Comment: Please provide the Tandy Representations that the Trust customarily makes.

Response: The Trust hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above referenced filing and that the review of this filing by the SEC staff does not relieve the Trust from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

2.	Comment: With regard to the fee table, (i) to the extent the Fund would incur acquired fund fees and expenses, please ensure that such fees and expenses are added back to the net expense number and change the footnote to reflect this; and (ii) please file the expense cap agreement as an exhibit in the Rule 485(b) filing.

Response: (i) The acquired fund fees and expenses are less than 1%, thus this information is not presented as a separate line item in the fee table; and (ii) we further confirm that the expense reimbursement agreement will be filed in the Rule 485(b) filing.

3.	Comment: With regard to the principal investment strategies, please (i) clarify what type of securities might be included as floating rate securities; and (ii) describe how frequently they could adjust.

Response: (i) The prospectus disclosure has been amended accordingly; and (ii) with respect to the second comment, we respectfully note that the summary prospectus discloses that the interest rates “adjust or vary periodically based upon a benchmark indicator, a specified adjustment schedule or prevailing interest rates.” The statutory prospectus further describes the frequency of adjustment as being “daily, monthly, quarterly, semi-annually or annually.” Accordingly, we believe this existing disclosure adequately describes how frequently the floating rate securities could adjust.

4.	Comment: In the first paragraph of the principal investment strategies section, please list all principal strategy securities by category.

Response: The prospectus disclosure has been amended accordingly.

5.	Comment: Please disclose the percentage of assets that may be invested in foreign securities and if there are limits to the amount of assets invested in emerging debt securities, then so state.

Response: The prospectus disclosure has been amended accordingly.

6.	Comment: In the principal investment strategies section, please clarify whether senior loans are considered floating rate loans.

Response: The prospectus disclosure has been amended accordingly.

7.	Comment: Please also confirm whether the fund will be able to invest in subordinated loans and if so, include any percentage limitation, or if none, add that the fund may invest in such loans without limit.

Response: The prospectus disclosure has been amended accordingly to clarify that subordinated loans are included in the 80% 35d-1 name test.

8.	Comment: In the investment strategies section of the summary prospectus, please include a discussion if the Fund’s investments may include investments in distressed, bankrupt or defaulted securities.

Response: The prospectus disclosure has been amended accordingly.

9.	Comment: Please consider adding a statement regarding the duration of the Fund?

Response: Since duration management is not a principal strategy of the Fund, the prospectus disclosure was not amended to add a statement regarding duration.

10.	Comment: Please consider adding discussion concerning the lag in adjustment of interest rates as a risk to the risk disclosure.

Response: The prospectus disclosure has been amended accordingly.

11.	Comment: Please update the fund performance section of the summary prospectus to conform with Form N-1A, instruction 1(b) to Item 4(b)(2).

Response: The prospectus disclosure has been amended accordingly.

12.	Comment: With respect to the credit ratings chart appearing in the risk disclosure section to the statutory prospectus, please describe in plain English that ratings in the “C” category are more vulnerable to default.

Response: The prospectus disclosure has been amended accordingly.

13.	Comment: In the second sentence in the “About the Comparable Account Presentation”, please identify the fund name. In addition, with respect to the fourth sentence of the same section, please clarify that the advisers’ accounts include mutual funds, if any, and include the name of this fund.

Response: The prospectus disclosure has been amended accordingly.

14.	Comment: In the section discussing composite performance, if it is applicable, please state that it is prepared in accordance with GIPS methodologies.

Response: The prospectus disclosure has been amended, as applicable.

15.	Comment: Please note in your response letter that exclusions are consistent with GIPS standards and will not materially affect the composite’s performance.

Response: We confirm that the performance figures shown were calculated in conformance with GIPS methodologies, that all exclusions were proper and any excluded account would not materially affect the composite’s performance.

16.	Comment: Please confirm in your response letter that all fees and expenses that are associated with the accounts comprising the advisor’s composite have been excluded from the performance figures shown.

Response: We confirm that the figures shown for the composite’s performance have been calculated excluding the fees and expenses associated with such accounts.

17.	Comment: In your comment letter, please explain the basis for not including PL Floating Rate Loan Fund in the composite.

Response: Although Pacific Life Fund Advisors LLC (“PLFA”) is the investment advisor to the PL Floating Rate Loan Fund, day to day discretionary management has been delegated to Eaton Vance

Management, the fund’s sub-advisor. Since the sub-advisor, and not PLFA, makes all of the investment decisions, the PL Floating Rate Loan Fund has been excluded from the composite’s performance calculations.

18.	Comment: With regard to the comparable account performance table, please explain why the Credit Suisse Leveraged Loan Index is an appropriate index.

Response: The Credit Suisse Leveraged Loan Index is designed to mirror the investable universe of the U.S. dollar denominated leveraged loan market (also referred to as bank loans or syndicated bank loans). Accordingly, we believe that the index is an appropriate index.

19.	Comment: With respect to the composite performance table, please insert the actual inception date next to the text “Since Inception”, which appears at the bottom of the table.

Response: The prospectus disclosure has been amended accordingly.

20.	Comment: Please consider whether (i) all material characteristics and risks of loan participations and assignments are disclosed in the prospectus; and (ii) in cases where the fund may an originator of a loan, please also consider whether those risks and characteristics are adequately summarized in the prospectus.

Response: We confirm that (i) all material characteristics and risks of loan participations and assignments are disclosed in the prospectus; and (ii) the prospectus disclosure has been amended accordingly.

21.	Comment: The last paragraph discussing repurchase agreements (“repos”), on page 19 of the SAI, seems to imply that the Fund may invest up to 100% in repos having a maturity date of 7 days or less. Please consider adding the percentage limit.

Response: Although the Fund can invest in repos, investments in repos is not a principal investment strategy of the Fund; however, the Fund may invest up to 100% in repos when in a temporary defensive mode. Based on this, we have amended the temporary defensive investment discussion in the “Investments and strategies” subsection in the prospectus to specifically include repurchase agreements with maturities of seven days or less.

22.	Comment: In the Fundamental Investment Restrictions section of the SAI, section (iii), please delete (c), as mutual funds are not allowed to purchase securities on margin.

Response: We understand and are in agreement with the main point of your comment. However, we believe that the language as drafted throughout the registration statement appropriately describes the Fund’s limited ability to purchase on margin. We respectfully note that the SAI only discusses purchasing on margin in the section entitled “Futures Contracts and Options on Futures Contracts.”

23.	Comment: In the SAI on page 37: (i) in the fundamental policy regarding lending, please delete the reference to reverse repurchase agreements, since that would be borrowing as opposed to lending; (ii) please disclose the risks associated with a securities lending program, or alternatively, confirm in your response letter that there is no current program and that the Fund will amend its registration statement to include such a discussion at such time as a program is established.

Response: The SAI disclosure has been amended accordingly. In addition, we confirm that there is no current securities lending program and that the Fund’s registration statement will be amended to include the appropriate discussion at such time a securities lending program is established.

24.	Comment: On page 37, the last paragraph appearing before the “Nonfundamental Investment Restrictions” section, please confirm whether the sentence should reference fundamental policy (iv) and not (v).

Response: The SAI disclosure has been amended, as applicable.

25.	Comment: In the last paragraph appearing in the “Nonfundamental Investment Restrictions” section, please revise the disclosure to indicate that the investment adviser has a duty to consider the steps to be taken to assure liquidity.

Response: The SAI disclosure has been amended accordingly.

26.	Comment: Please clarify the discussion regarding trustees conducting their self assessment to better define what is meant by the term “attributes.”

Response: We respectfully disagree with the comment. The word “attribute” is a plain English term defined as an inherent characteristic or quality of a person. We believe the word correctly describes the many unquantifiable attributes of an individual that go to the question of whether a person has the proper qualities to serve as a trustee.
All of the changes reference above will be reflected in the Rule 485(b) filing to be made with the SEC.
If you have any questions or further comments regarding this matter, please contact me at (949) 219-3233.
Sincerely,
/s/ Laurene E. MacElwee